333-12334

Form 6-K /A

02050055

SECURITIES AND EXCHANGE COMMISSION

P.E. 7/31/02

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d- 16 of
The Securities Exchange Act of 1934

For July 2002

SEAT PAGINE GIALLE S.P.A.
(Exact name of registrant as specified in its charter)

VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __√__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __√__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82__________

Total pages: N. 4 + 2

Turin, 18 July 2002
SEAT PAGINE GIALLE S.P.A.: BOARD OF DIRECTORS TO CONVENE ON 24 JULY

The Telecom Italia Group informs that the Boards of Telecom Italia Spa, TIM SpA and Seat Pagine Gialle SpA, will convene to examine draft and unaudited financial statements for the first half of 2002, on July 24th (TIM and Seat PG) and July 25th (Telecom Italia).

Rome, 24 July 2002
The Board of Directors Examined Six-month Results for 2002

· SEAT GROUP: SIGNIFICANT INCREASE IN GROSS OPERATING PROFIT (+46% COMPARED TO THE FIRST HALF OF 2001) AND IN OPERATING PROFIT BEFORE AMORTIZATION OF GOODWILL (+113% COMPARED TO THE FIRST HALF OF 2001) · INTERNET BUSINESS AREA: POSITIVE GROSS OPERATING PROFIT CONFIRMED · LOWER FINANCIAL DEBT: A DECREASE OF EURO 138 MILLION IN SIX MONTHS

The Board of Directors of Seat Pagine Gialle, chaired by Enrico Bondi, met today to examine the Group's preliminary and unaudited six-month results for the financial year underway.

· Consolidated revenues topped Euro 870 million, up 5.5% compared to the first half of 2001, equal to a 2.6% growth in comparable terms (with the same consolidation area).
· The important operating efficiencies achieved in the first half of the year and further cost-reduction measures led to a gross operating profit of Euro 209 million, up approximately 46% compared to the January-June period of 2001* (the incidence on revenues increased from 17% to about 24%.
· Operating profit before amortization of goodwill was about Euro 108 million (+113% compared to the first six months of 2001)*. The operating result was positive for over Euro 18 million, compared to the loss of Euro 42 million* posted in the first half of 2001.
· Net financial debt at June 30, 2002 dropped to Euro 784 million - equal to about half the shareholders' equity - compared to Euro 922 million at December 2001. The financial debt decreased thanks to the operating cash flow achieved in the second quarter of 2002.

* The statement of income for the first half of 2001 was reclassified to adapt it to the format used by the Telecom Italia Group, including among operating costs several one-time expenses that were previously entered below the operating results. Due to the adoption of this new format, the consolidated gross operating profit for the first half of 2001 thus came to Euro 143.5 million (compared to Euro 151.4 million reported in the six-month report of the Seat Pagine Gialle Group for 2001), operating profit before the amortization of goodwill came to Euro 50.7 million (as opposed to Euro 64 million) and the operating results came to a negative Euro 41.8 million (against a loss of Euro 32.6 million).

The final half-year report for 2002 of the Seat Pagine Gialle Group is subject to the approval of the Board Meeting to be held on September 4, 2002.

Performance of the Business Areas

The marked recessive trend of the advertising market did not prevent the Directories area from posting sales of approximately Euro 456 million, up 4.6% compared to the same period in 2001. This marks a significant improvement in profitability, with an increase in gross operating profit from 46% to 51%.

The Internet area confirmed its growth trend again in the second quarter of 2002, with a positive gross result, despite advertising investments borne in connection with the advertising campaign to relaunch the Tin.it brand. This business area posted revenues of Euro 66 million, in line with the previous six months considering a comparable consolidation area. At the end of June, the number of active users in the last 45 days reached 1.98 million, 274,000 of whom are ADSL services subscribers.

Revenues in the Office Products & Services area for the first half of the year amounted to Euro 146 million, up 16% compared to the first half of 2001 (in comparable terms, this item increased by about 12%), while revenues reached

Euro 41 million (+8%) in the Television area, Euro 79 million (-3.9%) in the Directory Assistance area, and Euro 80 million (+25% as a result of the expanded consolidation area) in the Business Information area.

Telecom Italia Communication & Media Relations
Internet & Media Press Office: +39.06.36882023-2066
Comunicazione.stampa@seat.it

Investor Relations Seat PG: +39.011.4352600
Investor.relations@seat.it

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. Such forward looking statements relate in particular to management's forecast on SEAT's current business plans for 2003. SEAT's ability to achieve its objectives is dependent on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect the achievement of the expected objectives and results and are based on certain key assumptions.

The following important factors could case the Group's actual results and objectives to differ materially from those projected or implied in any forward-looking statements:

- SEAT's ability to continue to successfully integrate recently acquired businesses;
- the continuing impact of increased competition, including the entry of new competitors;
- the continued development of Internet usage in Italy;
- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe;
- the impact of the events of September 11, 2001, on SEAT's international business and on its investments and capital expenditures;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- SEAT's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- SEAT's ability to achieve the expected return on the investments and capital expenditures it has made in Europe and in the United States;
- the continuing impact of rapid changes in technologies;
- the Group's ability to realize the benefits of the planned integration of the Group's real estate operations;
- the Group's ability to realize the benefits of the merger with Tin.it;
- SEAT's ability to implement successfully its Internet strategy; and
- SEAT's ability to implement successfully its strategic plan, including the rationalization of the Group's corporate structure and the disposition of SEAT's interests in certain non-core assets.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted results.

Certification of Periodic Financial Reports

I, Angelo Novati, Chief Financial Officer of SEAT Pagine Gialle S.p.A., certify that:

To the best of my knowledge, the attached report of SEAT Pagine Gialle S.p.A. on Form 6-K (the "Report"):

(1) fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of SEAT Pagine Gialle S.p.A. as of the dates and for the periods referred to in the Report.

This certification is being provided pursuant to section 1350 of chapter 63 of title 18 of the United States Code and is not to be deemed a part of the Report, nor is it to be deemed to be filed pursuant to the Exchange Act or to form a part of SEAT Pagine Gialle S.p.A. public disclosure in the United States or otherwise.

By: [signature]

Name: Angelo Novati
Date: August 1, 2002

Certification of Periodic Financial Reports

I, Paolo Dal Pino, Managing Director of SEAT Pagine Gialle S.p.A., certify that:

To the best of my knowledge, the attached report of SEAT Pagine Gialle S.p.A. on Form 6-K (the "Report"):

(1) fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of SEAT Pagine Gialle S.p.A. as of the dates and for the periods referred to in the Report.

This certification is being provided pursuant to section 1350 of chapter 63 of title 18 of the United States Code and is not to be deemed a part of the Report, nor is it to be deemed to be filed pursuant to the Exchange Act or to form a part of SEAT Pagine Gialle S.p.A. public disclosure in the United States or otherwise.

By: [signature]

Name: Paolo Dal Pino
Date: AUGUST 1, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SEAT PAGINE GIALLE S.P.A.
(Registrant)

Dated: August, 2nd 2002

By: ______________________

Name: Angelo Novati
Title: Chief Financial Officer